UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________
FORM 11-K

___________________________________________________________
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383

___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Rockwell Automation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Rockwell Automation Retirement Savings Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of Rockwell Automation Retirement Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2021.

June 21, 2022
Milwaukee, WI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Saving
Plan Employees and Participants therein:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Rockwell Automation Retirement Savings Plan (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the 2020 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US LLP

We have served as the Plan's auditor from 2007 to 2021.

Milwaukee, Wisconsin
June 24, 2021

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS
Investments
Investment in Master Trust, at fair value (Note 3)	$3,550,298,799	$3,169,038,451
Investment in Master Trust, at contract value (Note 3)	386,480,153	416,806,433
Total investment in Master Trust	3,936,778,952	3,585,844,884
Receivables
Notes receivable from participants	15,340,271	17,380,099
Employer contributions	17,949,292	14,952,725
Total receivables	33,289,563	32,332,824
Total assets	3,970,068,515	3,618,177,708
NET ASSETS AVAILABLE FOR BENEFITS	$3,970,068,515	$3,618,177,708
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$3,618,177,708	$3,369,009,020
ADDITIONS:
Income:
Interest in income of Master Trust	585,684,448	428,565,087
Interest on notes receivable from participants	930,510	931,232
Total income	586,614,958	429,496,319
Contributions:
Employer	44,491,150	29,010,937
Participant	102,001,145	96,033,707
Other	81	871
Total contributions	146,492,376	125,045,515
Total additions	733,107,334	554,541,834
DEDUCTIONS:
Payments to participants or beneficiaries	378,882,191	287,104,568
Administrative expenses	2,334,336	2,380,589
Total deductions	381,216,527	289,485,157
NET INCREASE BEFORE TRANSFERS	351,890,807	265,056,677
NET TRANSFERS BETWEEN AFFILIATED PLANS	—	(15,887,989)
NET INCREASE	351,890,807	249,168,688
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,970,068,515	$3,618,177,708
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
1.     DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.
a.General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation, administration, and oversight of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participants in the Plan may invest in a suite of lifecycle commingled pools, core investment options, and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2021 and 2020, and is specific to the Master Trust.
Effective January 1, 2020, $15,887,989 was transferred from the Rockwell Automation Retirement Savings Plan to the Sensia 401(k) Savings Plan, which also invests in the Master Trust.
b.Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. Participants have an option to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.
Newly hired employees are automatically enrolled at a 3% pre-tax contribution rate after 30 days of employment.
Rockwell Automation contributes an amount equal to 50% of the first 7% of base compensation contributed by the participants. As a result of the global COVID-19 pandemic, Rockwell Automation temporarily suspended the 401(k) matching contribution for all U.S. employees effective in the beginning of May 2020. Effective December 7, 2020, the 401(k) matching contribution was reinstated, and a one-time $500 non-elective contribution was also made to U.S. employees. All matching contributions are directed by the participant's investment elections.
Employees hired after June 30, 2010, are eligible for a non-elective contribution to the Plan. The non-elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year.

The contribution schedule for the non-elective contribution is as follows:

Age + Years of Service	Employer Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%
c.Investment Elections - Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the lifecycle commingled pools, based on the participant’s projected retirement date. Participants can elect to use the investment services of an independent investment advisor (Edelman Financial Engines, Inc.). Edelman Financial Engines, Inc. offers two services - online advice for no direct fee and professional management for a fee. The professional management option allows Edelman Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Edelman Financial Engines, Inc. programs or change their investment options at any time through the Trustee.
d.Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.
e.Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions, and earnings are 100% vested after the participant has completed three years of vesting service, attains the age of 65, or dies while an employee of Rockwell Automation, as defined in the Plan document.
f.Notes Receivable from Participants - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48, or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time (certain historical loans may have terms in excess of 120 months). Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.
g.Forfeitures - When terminations of employment occur, the nonvested portion of the participant’s account in the Plan represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2021 and 2020, forfeited nonvested accounts totaled $2,673,347 and $1,631,127, respectively. During the years ended December 31, 2021 and 2020, Rockwell Automation’s contributions were reduced by $1,600,729 and $900,396, respectively, from forfeited nonvested accounts.

h.Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
i.Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death, or other termination of employment.
j.Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.
k.Coronavirus Aid Relief and Economic Security Act (CARES Act) - On March 27, 2020, the CARES Act was signed into law. This aid package was designed to help the economy from the effects of the coronavirus pandemic; several of the provisions of the CARES Act affected employee benefit plans. The provisions of the CARES Act were optional. During 2020, the Plan opted into the following provisions of the CARES Act:
a.Hardship distributions - Qualified Plan participants were permitted to take a coronavirus-related distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken up until December 31, 2020. Distributions may be repaid within three years, or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.
b.Participant loans - Qualified Plan participants with loans outstanding were permitted to defer payment on the loans that were due during 2020 to after January 1, 2021.
c.Participant loans - Qualified Plan participants were permitted to borrow up to $100,000 during 2020 (an increase from $50,000 previously permitted), with repayment able to be delayed to 2021.
d.Required minimum distributions (RMDs) - A temporary waiver of required minimum distributions rules permitted participants to suspend their RMDs for 2020 for participants that turned 70-1/2 in 2019 and 72 in 2020.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.Valuation of Investments - Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. Quoted market prices are based on the last reported sales price on the last business day of the year. Securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at bid quotations. In instances where quoted market prices are not available, securities are stated at fair value as determined by independent investment brokerage firms and insurance companies.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.
b.Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

c.Fair Value Measurements - Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
d.Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.
e.Payment of Benefits - Benefits are recorded when paid.
f.Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
g.Recently Issued Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for investments measured at fair value. We adopted this standard as of January 1, 2020. The adoption did not have a material impact on the financial statements and related disclosures.

h.Subsequent Events - Management has evaluated the impact of all subsequent events through June 21, 2022, the date the Plan’s financial statements were available to be issued, and determined that there are no subsequent events that would require recognition or disclosure in the accompanying financial statements, except for the following. Effective January 1, 2022, the Kalypso 401(k) Profit Sharing Plan was merged with the Plan, and approximately $26,000,000 of investments were transferred into the Master Trust during January 2022. Effective June 13, 2022, the Avata, Inc. 401k Plan was merged with the Plan, and approximately $2,000,000 of investments will be transferred into the Master Trust during June 2022.

3.     MASTER TRUST
The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans. The plans that participate in the Master Trust as of December 31, 2021, are the Rockwell Automation Retirement Savings Plan, the Rockwell Automation 1165(e) Plan, and the Sensia 401(k) Savings Plan (collectively, the “Plans”). Effective January 1, 2020, the Sensia 401(k) Savings Plan was transferred into the Master Trust.
The Master Trust investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust are summarized as follows:

	December 31,
	2021		2020
	Master Trust	Plan's interest in Master Trust	Master Trust	Plan's interest in Master Trust
Investments:
Brokerage accounts:
Cash	$20,394,362	$20,300,233	$25,200,574	$25,066,974
Common stocks	60,470,694	60,159,005	49,228,276	48,959,560
Mutual funds	52,795,563	52,201,844	47,555,071	47,066,819
Other brokerage	26,265,837	25,998,661	22,922,616	22,696,673
Mutual funds	425,551,914	415,872,077	437,212,524	427,857,068
Investments measured at NAV:
Separate account funds	1,112,062,034	1,099,141,450	941,496,742	930,822,437
Lifecycle commingled pools	1,146,913,581	1,100,214,263	1,045,606,546	1,004,752,684
Common collective trusts	785,534,092	776,470,823	668,571,257	662,034,529
Investments, at fair value	3,629,988,077	3,550,358,356	3,237,793,606	3,169,256,744
Stable value fund, at contract value	388,681,400	386,480,153	419,219,920	416,806,433
Total investments	4,018,669,477	3,936,838,509	3,657,013,526	3,586,063,177
Accrued fees	(59,557)	(59,557)	(218,293)	(218,293)
Net assets	$4,018,609,920	$3,936,778,952	$3,656,795,233	$3,585,844,884
The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2021 and 2020.
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the closing price reported on the active market on which the individual funds are traded.
Other brokerage accounts - Consist primarily of equity and fixed income investments valued at the most recent closing price reported on the market on which the individual securities are traded.
Separate account funds: Rockwell Automation Stock Fund - Valued at the net asset value (“NAV”) of shares held at year end based on the fair value of the underlying investments, primarily Rockwell Automation common stock and short-term investments. The fund seeks to increase value of the participant investments over the long-term by investing in Rockwell Automation common stock. Short-term investments provide needed liquidity to the fund.
Separate account funds: Other - Valued at the NAV of shares held at year end based on the fair value of the underlying investments. The objective of these funds is to provide long-term capital growth and current income (Diversified Fund), to outperform the benchmark Russell 2500 Index over the long-term (Small & Mid Cap Equity Fund), or to increase value of the participant investments over the long-term by investing in Schlumberger N.V. common stock.

Lifecycle commingled pools - Valued at the NAV as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.
Common collective trusts - Valued at the NAV, as reported by the fund manager, based on the fair value of the underlying investments. The investment objective of the S&P 500 Index Fund is to match the performance, adjusted for investment fees, of the S&P 500 Index. The investment objective of the Fidelity International Discovery Fund is a diversified international equity strategy that invests primarily in non-US stocks.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$20,394,362	$—	$—	$20,394,362
Common stocks	60,470,694	—	—	60,470,694
Mutual funds	52,795,563	—	—	52,795,563
Other	26,265,837	—	—	26,265,837
Mutual funds	425,551,914	—	—	425,551,914
Total assets in the fair value hierarchy	$585,478,370	$—	$—	585,478,370
Investments measured at NAV (a)				3,044,509,707
Investments at fair value				$3,629,988,077

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$25,200,574	$—	$—	$25,200,574
Common stocks	49,228,276	—	—	49,228,276
Mutual funds	47,555,071	—	—	47,555,071
Other	22,922,616	—	—	22,922,616
Mutual Funds	437,212,524	—	—	437,212,524
Total assets in the fair value hierarchy	$582,119,061	$—	$—	582,119,061
Investments measured at NAV (a)				2,655,674,545
Investments at fair value				$3,237,793,606
(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the financial statements.

The following tables summarize the Master Trust's investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2021
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$1,112,062,034	N/A	Daily	0-30 days
Lifecycle commingled pools	1,146,913,581	N/A	Daily	15 days
Common collective trusts	785,534,092	N/A	Daily	0-90 days
Total investments measured at NAV	$3,044,509,707

	December 31, 2020
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$941,496,742	N/A	Daily	0-30 days
Lifecycle commingled pools	1,045,606,546	N/A	Daily	15 days
Common collective trusts	668,571,257	N/A	Daily	0-90 days
Total investments measured at NAV	$2,655,674,545
The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in money market investments and synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Master Trust. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of synthetic investment contracts held by the Master Trust was $388,681,400 and $419,219,920 as of December 31, 2021 and 2020, respectively. The Master Trust does not invest in traditional investment contracts.
The synthetic investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Master Trust’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the participating plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plans' documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plans; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The management of the Master Trust does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (i) an uncured violation of the Plans' investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; or (iv) a material amendment to the agreements without the consent of the issuer.

The net investment income of the Master Trust is summarized as follows:

	Year Ended December 31,
	2021	2020
Interest	$10,981,456	$15,891,005
Dividends	15,255,026	12,245,257
Net appreciation in fair value of investments:	570,154,836	408,503,903
Investment income of the Master Trust	596,391,318	436,640,165
Less: Income allocated to Rockwell Automation 1165(e) Plan and Sensia 401(k) Savings Plan	(10,706,870)	(8,075,078)
Plan's income in the Master Trust	$585,684,448	$428,565,087
While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, the investment income (loss) recognized by each plan will differ based on their level of participation in each investment.
4.    TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated April 25, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.    RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds, lifecycle funds, common collective trusts, separate account funds, and a money market fund managed by the Trustee. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2021 and 2020, the Master Trust held 1,279,377 and 1,435,123 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $53,284,140 and $59,628,743, respectively, and a fair value of $446,310,666 and $359,943,200, respectively. During the years ended December 31, 2021 and 2020, purchases of shares by the Master Trust totaled $167,828 and $5,760,781, respectively, and sales by the Master Trust totaled $45,733,985 and $67,065,919, respectively.
During 2021 and 2020, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $5,881,245 and $6,445,777, respectively.
The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. As of December 31, 2021 and 2020, notes receivable from participants totaled $15,340,271 and $17,380,099, respectively.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2021
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
*	Participant loans	Notes receivable from participants; rates ranging between 4.25% and 6.50%, due 2022 to 2033	—	$15,340,271

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Maureen Kennedy-Harlan
Maureen Kennedy-Harlan
Plan Administrator
Date: June 21, 2022

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-184400 and 333-149581) of Rockwell Automation, Inc. of our report dated June 21, 2022, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2021.
/s/ Wipfli LLP
Milwaukee, Wisconsin
June 21, 2022

Exhibit B

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-184400 and 333‑149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 24, 2021, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2021.

/s/ Baker Tilly US LLP

Milwaukee, Wisconsin
June 21, 2022